UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Barnes Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

067806109

(CUSIP Number)

IRENIC CAPITAL MANAGEMENT LP

767 Fifth Avenue, 15th Floor

New York, New York 10153

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067806109

1	NAME OF REPORTING PERSON

Irenic Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,572,142
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,572,142
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN, IA

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CUSIP No. 067806109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 5, 2024, the Reporting Person and certain of its affiliates (collectively, “Irenic”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which the Issuer increased the size of the Issuer’s board of directors (the “Board”) by one (1) and appointed Adam J. Katz to the Board and as a member of the Corporate Governance Committee of the Board, effective as of March 5, 2024. The Issuer has also agreed to nominate Mr. Katz for election at the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”) for a term expiring at the Issuer’s 2025 annual meeting of stockholders (the “2025 Annual Meeting”), subject to the terms of the Cooperation Agreement. In addition, Irenic and the Issuer have agreed to cooperate to identify an additional independent director candidate (the “New Independent Director”), who will be mutually agreed upon, for appointment to the Board.

The Cooperation Agreement further provides that (i) following the appointment of Mr. Katz and until the 2024 Annual Meeting, the size of the Board shall not exceed twelve (12) directors (or thirteen (13) directors should the New Independent Director be appointed prior to the 2024 Annual Meeting), and (ii) following the 2024 Annual Meeting and until the end of the Cooperation Period (as defined below), the size of the Board shall not exceed eleven (11) directors. Under the Cooperation Agreement, subject to certain conditions, Irenic is entitled to director replacement procedures in the event either Mr. Katz or the New Independent Director cease to serve as a director.

Pursuant to the Cooperation Agreement, if Irenic ceases to hold a net long position (as defined in Rule 14e-4 under the Securities Exchange Act of 1934, as amended) equal to, or having aggregate net long economic exposure to, at least 3.0% of the then-outstanding Shares, the Issuer shall no longer be subject to the appointment and nomination obligations as described above and Mr. Katz will promptly offer his resignation from the Board.

Pursuant to the Cooperation Agreement, Irenic has irrevocably withdrawn its nomination notice regarding its slate of proposed director nominees for election at the 2024 Annual Meeting and has agreed to abide by certain customary standstill restrictions, voting commitments, and other provisions, to the extent they remain in effect during the Cooperation Period. The Cooperation Agreement further provides that Irenic will cease to be subject to the standstill restrictions during the Cooperation Period in the event of the Issuer’s entry into (x) a definitive agreement with respect to any Extraordinary Transaction (as defined in the Cooperation Agreement) that would result in the acquisition by any person or group of more than 50% of the Shares or assets having an aggregate value exceeding 50% of the aggregate enterprise value of the Issuer, (y) one or more definitive agreements providing for the acquisition by the Issuer or its subsidiaries of one or more businesses or assets having an aggregate value exceeding 25% of the aggregate enterprise value of the Issuer, or (z) one or more definitive agreements providing for a transaction or series of related transactions which would in the aggregate result in the Issuer issuing to one or more third parties at least 20% of the Shares (including on an as-converted basis, and including other securities of the Issuer with comparable voting power) outstanding immediately prior to such issuance(s) (including in a PIPE, convertible note, convertible preferred security or similar structure).

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CUSIP No. 067806109

Additionally, the Issuer has agreed to reimburse Irenic for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Irenic’s involvement at the Issuer through the date of the Cooperation Agreement, up to $250,000 in the aggregate. Irenic and the Issuer also agreed to mutual non-disparagement restrictions.

Pursuant to the Cooperation Agreement, the Board has entered into a consulting agreement to engage Larry A. Lawson to serve as a special advisor to the Board and the Issuer’s senior management team.

The Cooperation Period is defined as commencing on March 5, 2024 and continuing until the later to occur of (i) the date that is thirty (30) calendar days prior to the notice deadline for non-proxy access stockholder nominations of director candidates for election to the Board at the 2025 Annual Meeting and (ii) five (5) calendar days after the date on which Mr. Katz (or any replacement director who is an employee of Irenic or an Irenic affiliate), ceases to serve on the Board. However, if the Issuer confirms in writing that it will renominate Mr. Katz (or, if he is replaced pursuant to the Cooperation Agreement, such replacement director) for election at the 2025 Annual Meeting or at any annual meeting(s) following the 2025 Annual Meeting and Irenic consents to the renomination, then the date in prong (i) above shall be automatically extended each such time until the date that is thirty (30) calendar days prior to the applicable notice deadline for non-proxy access stockholder nominations of director candidates for election to the Board applicable to each such subsequent annual meeting of stockholders of the Issuer.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 5, 2024, Irenic and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated March 5, 2024 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 5, 2024).

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CUSIP No. 067806109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2024

Irenic Capital Management LP

By:	Irenic Capital Management GP LLC

By:	/s/ Adam Katz
	Name:	Adam Katz
	Title:	Managing Member

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